SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Oshkosh Truck Corporation
                            -------------------------
             (Exact name of registrant as specified in its charter)


        Wisconsin                                                39-0520270
        ---------                                                ----------
  (State of incorporation                                      (IRS Employer
     or organization)                                        Identification No.)


    P. O. Box 2566, Oshkosh, Wisconsin                              54903
    ----------------------------------                             -------
 (Address of principal executive offices)                        (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered                    each class is to be registered
       -------------------                    ------------------------------
              None                                         None

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [ ]

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [X]

Securities  Act  registration  statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                         -------------------------------
                                (Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

          On February 1, 1999, the Board of Directors of Oshkosh Truck Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of the Company's common stock, $.01 par value, classified as Common Stock ("Common Stock") and 20/23 of one Right for each outstanding share of the Company's common stock, $.01 par value, classified as Class A Common Stock ("Class A Common Stock" and, together with Common Stock, "Common Shares"). The dividend is payable on February 15, 1999 to the shareholders of record on February 8, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stocks, $.01 par value ("Preferred Shares"), of the Company at a price of $145.00 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"). If a holder of shares of Class A Common Stock converts such shares into shares of Common Stock prior to the Distribution Date (as defined below), then the shares of Common Stock issued upon conversion will be accompanied by one full Right. The description and terms of the Rights are set forth in a Rights Agreement dated February 1, 1999 (the "Rights Agreement"), between the Company and Firstar Bank Milwaukee, N. A., as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, a subsidiary of the Company, an employee benefit plan of the Company or a subsidiary, or J. Peter Mosling, Jr. or Stephen P. Mosling, trusts to which they may transfer Common Shares in accordance with their agreement with the Company that relates to their Class A Common Stock and trustees, guardians, custodians, executors, administrators, fiduciaries or other legal representatives of the foregoing or their estates) (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares (the "Shares Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Company's Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than the Company, a subsidiary of the Company, an employee benefit plan of the Company or a subsidiary, or J. Peter Mosling, Jr. or Stephen
P. Mosling, trusts to which they may transfer Common Shares in accordance with their agreement with the Company that relates to their Class A Common Stock and trustees, guardians, custodians, executors, administrators, fiduciaries or other legal representatives of the foregoing or their estates) of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. Notwithstanding the foregoing, any person or group of affiliates or associated persons who, at the close of business on February 1, 1999, was the beneficial owner of 1,264,630 Common Shares (which number of shares constituted 15% of the number of Common Shares outstanding on such date) will not be deemed an "Acquiring Person" unless such person or group of affiliated or associated persons acquires beneficial ownership of additional Common Shares at any time that such person or group of affiliated or associated persons is or thereby becomes the beneficial owner of 15% or more of the Common Shares then outstanding.

          The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the
Distribution  Date,   separate
certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on February 1, 2009 (the "Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, or the Rights Agreement is amended, in each case as described below.

          The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

          Preferred Shares purchasable upon the exercise of Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each Preferred Share will have 100 votes on all matters submitted to a vote of the holders of the Common Stock, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

          Because of the nature of the Preferred Shares' dividend, voting and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

          In the event that any person becomes an Acquiring Person (a "Flip-In Event"), each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances cash, property or other securities of the Company or a reduction in the Purchase Price) having a market value of two times the then current Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-In Event all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, or subsequently become beneficially owned by an Acquiring Person, related persons and transferees will be null and void.

          In the event that, at any time following the Shares  Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its consolidated assets or earning power are sold (the events described in clauses (i) and (ii) are herein referred to as "Flip-Over Events"), proper provision will be made so that each holder of a Right (except as otherwise provided in the Rights Agreement) will thereafter have the right to receive, upon the exercise thereof at the then current
Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the then current Purchase Price.

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts). In lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

          The Purchase Price is payable by certified check, cashier's check, bank draft or money order or, if so provided by the Company, the Purchase Price following the occurrence of a Flip-In Event and until the first occurrence of a Flip-Over Event may be paid in Common Shares having an equivalent value.

          At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

          At any time prior to a person becoming an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Other than amendments that would change the Redemption Price or move to an earlier date the expiration of the Rights, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 15% to not less than 10%, with appropriate exceptions for any person then beneficially owning a percentage of the number of Common Shares then outstanding equal to or in excess of the new threshold, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          While distribution of the Rights will not constitute a taxable event to the shareholders or the Company, the shareholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common stock of the acquiring company, as set forth above.

          As of February 1, 1999, there were 8,145,869 shares of Common Stock and 284,998 shares of Class A Common Stock issued and outstanding (and 1,220,550 shares of Common Stock reserved for issuance). Each outstanding share of Common Stock on the Record Date will receive one Right and each outstanding share of Class A Common Stock will receive one 20/23 Right. As long as the Rights are attached to the Common Shares, the Company will issue one Right for each share of Common Stock and 20/23 of one Right for each share of Class A Common Stock which becomes outstanding between the Record Date and the Distribution Date so that all such shares will have attached Rights. The Company's Board of Directors has initially reserved 300,000 Preferred Shares for issuance upon exercise of the Rights.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on redemption of the Rights or on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company prior to the time that the Rights may not be redeemed (as described above) since the Board of Directors may, at its option, at any time until the Shares Acquisition Date redeem all but not less than all the then outstanding Rights at $.01 per Right. The Rights are designed to provide additional protection against abusive takeover tactics such as a party accumulating the Company's shares to pressure the Company or its shareholders, selective open-market purchases and offers for all of the Company's shares at less than full value or at an inappropriate time. The Rights are intended to assure that the Company's Board of Directors has the ability to protect shareholders and the Company if efforts are made to gain control of the Company in a manner that is not in the best interests of the Company and its shareholders.

          The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Right Certificate, is attached hereto as an exhibit. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.           Exhibits.

         (4.1) Rights Agreement, dated as of February 1, 1999, between Oshkosh Truck Corporation and Firstar Bank Milwaukee, N. A., which includes as Exhibit A thereto the Terms of the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.

                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                OSHKOSH TRUCK CORPORATION


Date:  February 1, 1999         By:  /s/Timothy M. Dempsey
                                     -------------------------------------------
                                      Timothy M. Dempsey
                                      Executive Vice President, General Counsel
                                      and Secretary

                            OSHKOSH TRUCK CORPORATION
                                    FORM 8-A
                                  EXHIBIT INDEX


Exhibit                               Description
Number
(4.1) Rights Agreement, dated as of February 1, 1999, between Oshkosh Truck Corporation and Firstar Bank Milwaukee, N. A., which includes as Exhibit A thereto the Terms of the Series A Junior Participating Preferred Stock, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Rights to Purchase Preferred Shares.